bluShift Aerospace, Inc.

Financial Statements

December 31, 2020 and 2019

bluShift Aerospace, Inc.
Index to Financial Statements
December 31, 2020 and 2019

Independent Accountants' Review Report   3 - 4

Financial Statements

Balance Sheets   5 - 6

   Statements of Income and Retained Earnings   7

   Statement of Cash Flows   8

   Statements of Equity   9

   Notes to Financial Statements   10 - 17

Supplementary Information

   Schedules of Cost of Sales   18

   Schedules of Selling, General and Administrative Expenses   19



Vernaglia Consulting, PLLC

CPA and Business Advisor
3 Allied Drive, Suite 303
Dedham, MA 02026
T: 781-742-7215
F: 781-459-4767
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avernaglia@vernagliaconsulting.com
vernagliaconsulting.com

Independent Accountant's Review Report

To the Shareholders
bluShift Aerospace, Inc.
Boxborough, Massachusetts

I have reviewed the accompanying financial statements of bluShift Aerospace, Inc. (an S corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee for the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in the schedules of cost of sales and selling, general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in my reviews of the basic financial statements. I am not aware of any material modifications that should be made to the supplementary information. I have not audited the supplementary information and do not express an option on such information.

Vernaglia Consulting, PLLC

April 1, 2021


bluShift Aerospace, Inc.
Balance Sheets
December 31, 2020 and 2019

ASSETS


Current Assets		2020		2019
Cash and cash equivalents	$	10,835	$	40,623
Accounts receivable, Net of Allowance for Bad Debts		3,500		-
Prepaid expenses		683		-
Total Current Assets		15,018		40,623
Other Assets				
Security Deposits		858		833
Total Other Assets		858		833
TOTAL ASSETS	$	15,876	$	41,456

bluShift Aerospace, Inc.
Balance Sheets
December 31, 2020 and 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		2020		2019
Accounts Payable	$	357	$	1,060
Accrued Expenses		-		4,779
Accrued Interest		181		
Current Portion of Long-Term Debt		15,771		-
Deferred Revenue		8,500		16,666
Accrued Corporate Income Tax		-		-
Total Current Liabilities		24,809		22,505
Long-Term Liabilities:				
Long Term Debt		92,929		-
Total Liabilities		117,738		22,505
Stockholders' Equity (Deficit)				
Common stock, no par value; 100,000 shares authorized 10,000 shares issued and outstanding		165,646		75,821
Retained earnings		(267,508)		(56,870)
Total Stockholders' Equity		(101,862)		18,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	15,876	$	41,456

bluShift Aerospace, Inc.
Statements of Income and Retained Earnings
For the years ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 135,280	$ 106,509
Cost of Sales	303,544	140,764
Gross Profit	(168,264)	(34,255)
Operating Expenses		
Selling, General and Administrative Expenses	42,931	23,080
Total Operating Expenses	42,931	23,080
Income from Operations	(211,195)	(57,335)
Other Income/<Expenses>		
Miscellaneous income	795	2,356
Interest Expense	(238)	(383)
Total Other Income/<Expenses>	557	1,973
Net Income Before Income Tax Expense	(210,638)	(55,362)
Provision For Income Tax	-	-
Net Income	(210,638)	(55,362)
Retained Earnings, Beginning	(56,870)	(56,870)
Distributions to Shareholders	-	-
Retained Earnings, Ending	$ (267,508)	$ (56,870)

bluShift Aerospace, Inc.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net Income	$ (210,638)	$ (55,362)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) Decrease in:		
Accounts Receivable	(3,500)	87
Prepaid Expenses	(683)	-
Security Deposits	(25)	(833)
Increase (Decrease) in:		
Accounts Payable	(702)	(449)
Accrued Expenses	(4,780)	4,779
Accrued Interest Expense	181	
Deferred Revenue	(8,165)	16,666
Accrued Corporate Income Tax	-	-
Total Adjustments	(17,674)	20,250
Net Cash Provided (Used) by Operating Activities	(228,312)	(35,112)
Cash Flows from Investing Activities		
Net Cash Provided (Used) by Investing Activities	-	-
Cash Flows from Financing Activities		
Shareholder Capital Contributions	89,825	64,008
Borrowings on Long and Short Term Debt	108,700	-
Repayments on Long and Short Term Debt	-	-
Net Cash Provided (Used) by Financing Activities	198,525	64,008
Net Increase (Decrease) in Cash	(29,787)	28,896
Cash, Beginning of Year	40,623	11,727
Cash, End of Year	10,836	40,623
Supplemental Disclosures		
Cash Paid During the Year for Interest	-	-
State Income Tax	-	-
Noncash Financing Activities:		
None		

bluShift Aerospace, Inc.
Statements of Equity
As of December 31, 2020 and 2019

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Beginning Balance, January 1, 2019	10,000	$ 10,305	$ -	$ (1,508)	$ 8,797
Issuance of stock					-
Repurchase of stock					-
Net Income/<Loss>		65,516	-	(55,362)	10,154
Ending Balance, December 31, 2019	10,000	$ 75,821	$ -	$ (56,870)	$ 18,951
Issuance of stock					-
Repurchase of stock					-
Net Income/<Loss>		89,825	-	(210,638)	(120,813)
Ending Balance, December 31, 2020	10,000	$ 165,646	$ -	$ (267,508)	$ (101,862)

See accompanying notes and independent accountant's review report

bluShift Aerospace, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 1 - Nature of Business and Significant Accounting Policies

Nature of business: blueShift Aerospace, Inc. (Company) was incorporated on October 10, 2014 under the laws of the Commonwealth of Massachusetts and reincorporated under the laws of the state of Maine on December 13, 2016. The Company is developing a unique line of rockets powered by bio-derived fuels to launch nanosatellites into space, with offices and warehouse space located in Maine.

A summary of the Company's significant accounting policies follows:

Method of Accounting: The Company maintains its financials records and books of account on the accrual basis. This method recognizes revenues and expenditures when earned or due rather than when cash is received or paid.

Revenue recognition: In order to achieve compliance with the accounting principles of Topic 606, bluShift Aerospace, Inc. applies the five-step model to assess its contracts with customers. The Company adopted ASC 606 effective January 1, 2020, the first day of the Company's most current fiscal year, using the modified retrospective method for all contracts as of the date of adoption, with no impact to the opening retained earnings. Results for periods beginning after January 1, 2020 are presented following the guidance of Topic 606, while prior period amounts are not adjusted and continue to be reported following the Company's historical accounting under the accounting standards in effect for those periods.

When the Company enters into a grant with a customer, it believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. The Company has established credit and collection processes whereby collection assessments are performed and allowances for bad debt are recognized. As a normal business practice, bluShift Aerospace, Inc. does not enter into contracts that require more than one year to complete or that contain significant financing components.

Customer product returns based on historical experience have not been material to the financials, and therefore the Company reflects returns when the return occurs and does not record a reserve for returns on the financials. When a customer returns product the return is recognized as a reduction of gross sales and related cost of products sold.

In accordance with Topic 606, a customer contract liability will arise when bluShift Aerospace, Inc. has received payment for goods and services, but has not yet transferred the items to a customer and satisfied its performance obligations. bluShift Aerospace, Inc. has recorded a customer contract liability for performance obligations outstanding related to payments received in advance of future customer performance obligations.

bluShift Aerospace, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Revenue Composition:

bluShift Aerospace, Inc.'s revenues are primarily derived from grant agreements associated with (i) the performance of a service (development of a rocket) or (ii) expense reimbursement. Revenue generally consists of a single performance obligation to transfer a promised good or service and is short-term in nature. Revenues are recognized as services are provided by bluShift and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. The Company considers handling and delivery as activities to fulfill its performance obligations. Billings for third-party freight, handling and delivery are accounted for as cost of sales. These costs have been evaluated and do not meet the criteria for recognition as capitalizable costs.

bluShift Aerospace, Inc. evaluated the nature of the products and services provided to its customers as well as the nature of the customer and the geographical distribution of its customer base and determined that the best representative level of disaggregated revenue is the product category basis as shown in the segment results.

The following is a brief description of the Company's reportable segments, organized by major product category:

• *Grants* – Grant revenues derived by the Company for providing products and services to government agencies and educational institutions. The Company's worldwide net revenue from this segment was approximately $135 thousand for 2020 and $107 thousand for 2019.
• *Product Sales* – This segment sells rocket parts and supplies to end users. The Company's worldwide net revenue from this segment was zero for 2020 and zero for 2019. Revenue is recognized at the time a rocket launches, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collectability is probable. State sales taxes collected from customers are recorded in accrued expenses until paid. Accordingly, sales taxes have no effect on revenues or operating expenses.

Shipping and handling charges are billed to customers based on terms of the order and are included in net sales. The related costs include inbound and outbound freight charges from suppliers, third party freight services, warehouse and handling costs, and the related labor costs associated with each service.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company maintains cash in bank accounts, which do not exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and cash equivalents.

The Company, in the normal course of business, grants credit to its customers. Ongoing credit evaluations of the customers' financial condition are performed, generally no collateral is required. The Company maintains reserves for potential credit losses, which in the aggregate have not exceeded management's expectations. Management believes the accounts receivable credit risk exposure is limited.

Cash and cash equivalents: For purposes of reporting cash flows, cash includes cash on hand and cash deposited in banks.

The Company considers highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents.

Accounts Receivable: Trade receivables are carried at original invoice amount less an allowance for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience of past write-offs and collections and current credit conditions applied to an aging of accounts. Trade receivables are written off against the allowance for doubtful accounts when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 60 days. Interest is not charged on past due trade receivables. No reserve for bad debts was recorded on the financial statements at December 31, 2020 or 2019.

Income Tax Status – S Corporation: The Company has, elected, by consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code for income tax return purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on the Company's taxable income. Accordingly, the

Note 1 – Nature of Business and Significant Accounting Policies (Continued)

Company does not incur federal income tax obligations.

The Company is subject to state income taxes in those states which impose an income tax on S corporations. The Company calculates a state income tax provision associated with business operations conducted in jurisdictions that impose a tax based on net income. The Company is obligated to file tax returns and apportion income to various jurisdictions in which it operates. The result is an income tax expense reflected on the statement of income which is disproportionate to the combined earnings of the Company. The current and deferred provision or benefit reflected on the statement of income and deferred tax assets and liabilities reflected on the balance sheet are a result of applying the above to states that impose a tax based upon net income. Deferred state taxes are provided whereby deferred tax assets are recognized for deductible temporary differences and tax loss and credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment and are presented as noncurrent on the balance sheets.

During 2020 and 2019, the Company paid no tax dividends to its shareholders because the Company did not generate taxable income.

The Company conducts business in Maine and as a result the Company files income tax returns in the U.S. federal jurisdiction and Maine. In the normal course of business, the Company is subject to examination by taxing authorities in the jurisdictions in which it conducts business. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements to comply with the provisions of this guidance. The Company will recognize interest and penalties related to unrecognized tax benefits, if any, in income tax expense. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local, or non-U.S. authorities for years before 2016.

Note 1 – Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB issued ASU 2020-05 in June 2020 delaying the implementation of ASC 842 for years beginning after December 15, 2021. The Company is currently evaluating the impact of the pending adoption of the new standard on its financial statements.

Advertising Costs: The Company expenses advertising costs as they are incurred. The Company incurred advertising expense of $9,455 for the year ended December 31, 2020 and $0 for the year ended December 31, 2019.

Note 2 – Long Term Debt

The Company entered into a loan with the Maine Technology Institute on October 7th, 2020 for $77,000 payable over sixty months bearing an interest rate of 5.00% with the first monthly payment deferred and not due until January 1, 2023. Therefore, there were no cash payments for interest or principal on these borrowings during 2020 or 2019, and there are no scheduled maturities of long-term debt for the next two years.

The Company entered into a Paycheck Protection Program loan with the US Small Business Administration on April 9, 2020 for $31,070 with a maturity date of April 9, 2022 bearing an interest rate of 1%. The loan proceeds were used exclusively to pay for payroll costs as that term is defined under the SBA's PPP regulations. The Company made no payments for interest or principal on these borrowings. The Company has filed for loan forgiveness and expects the loan to be completely forgiven under the CARES Act and current SBA guidance. The loan forgiveness will be recorded on the Company's financial statements in the year the Company receives SBA approval of the loan forgiveness.

The current balance of the long-term debt at December 31, 2020 consists of the following:

	Maine Technology Institute Loan	Paycheck Protection Program Loan	Totals
Total debt at December 31, 2020	$ 77,000	$ 31,070	$ 108,070
Less current portion	0	15,771	15,771
LONG-TERM DEBT	$ 77,000	$ 15,299	$ 92,299

bluShift Aerospace, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 3 - Concentrations

The Company maintains cash balances at a commercial bank. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2020 and 2019. The balances at the commercial bank do not exceed the insured amount.

Note 4 – Capital Stock and Treasury Stock

At December 31, 2020 and 2019, bluShift Aerospace, Inc. has authorized 100,000 shares of no-par value common stock, with 10,000 shares issued and outstanding.

Note 5 – Operating Leases

The Company leases warehouse space in various locations in the state of Maine for space needed for construction. One lease arrangement renews annually, while all other lease agreements are month to month. These lease agreements do not impact future obligations of the Company.

Note 6 - Income Taxes

The Company is not subject to a corporate income tax provision in the states where it conducts business and therefore did not record an income tax provision for 2020 or 2019.

With few exceptions, the Company is no longer subject to examination in the US federal, foreign, or various state jurisdictions for years before 2017.

The Company recognizes interest and penalties associated with uncertain tax benefits as a component of income tax expense. At December 31, 2020 and 2019 the Company has not recognized or incurred any penalties or interest related to its previously filed income tax returns.

The Tax Cuts and Jobs Act ("TCJA") tax reform legislation was enacted on December 22, 2017. Among other things, the TCJA reduces the U.S. federal corporate tax rate from 35 percent to 21 percent beginning in 2018 while also repealing the deduction for domestic production activities; implementing a territorial tax system; and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. The Company finalized its review of the impact of TCJA on the Company and concluded that the TCJA changes do not materially impact the financial results of the Company, and no adjustments to the financial statements for the impact of TCJA were required.

Note 7 – COVID 19

On March 13, 2020, the President of the United States declared the ongoing Coronavirus Disease 2019 (**COVID-19**) pandemic of sufficient severity and magnitude to warrant an emergency declaration for all states, tribes, territories, and the District of Columbia pursuant to section 501 (b) of the Robert T. Stafford Disaster Relief and Emergency Assistance Act, 42 U.S.C. 5121-5207 (the "Stafford Act").

Global responses to the coronavirus (COVID-19) outbreak continues to evolve. COVID-19 has had a significant impact on global financial markets, and it may have accounting, disclosure, and internal control implications for many entities. Some of the key impacts include but are not limited to interruptions of production; supply chain disruptions; unavailability of personnel; reductions in sales, earnings, or productivity; disruptions in or stoppages of nonessential business travel; and the closure of facilities and stores. In addition, businesses could also be affected by COVID-19 as a result of its negative impact on the global economy and major financial markets.

The Company has been monitoring the impact of COVID-19 on its business and at this time has not been negatively impacted by the coronavirus. The Company at this time believes that a contingent liability associated with COVID-19 is remote and the Company is also not able to quantify the potential negative impact of COVID-19 on its business with reasonable accuracy, and the Company is therefore only disclosing this in its footnotes.

The Company borrowed $31,700 under the Paycheck Protection Program as allowable under the CARES Act passed during 2020 and is accounting for this loan and accrued and unpaid interest as a debt obligation under ASC 470. The loan proceeds were used solely for payroll costs. The Company has filed for loan forgiveness and expects the loan to be completely forgiven under the CARES Act and current SBA guidance.

The Company continues to monitor the COVID19 situation as the issue develops and will update its accounting and disclosures as required to be in conformity with US GAAP.

Note 8 - Subsequent Events

Subsequent events have been evaluated through April 1, 2021, the date the financial statements were available to be issued. The Company filed for its Paycheck Protection Program loan forgiveness, which was approved by the SBA on March 4, 2021. In addition, the Company borrowed an additional $22,981 from the Maine Technology Institute on February 18, 2021 under its loan agreement, bringing the balance of this debt as of December 31, 2020 of $77,000 to $99,981. The borrowing terms are the same as

Note 8 - Subsequent Events (Continued)

outlined in footnote 2: the total long-term debt of $99,981 is payable over sixty months bearing an interest rate of 5.00% with the first monthly payment deferred and not due until January 1, 2023. Finally, the Company filed with the Internal Revenue Service to revoke its Subchapter S election on March 15, 2021. This revocation will be effective on January 1, 2021 and as a result, the Company will not be taxed as a Subchapter S of the Internal Revenue Code for income tax return purposes for years beginning after 2020.


bluShift Aerospace, Inc.
Schedule of Cost of Sales
For the years ended December 31, 2020 and 2019


	2020	2019
Cost of Sales		
Direct Materials		
R&D Materials and Supplies	$ 79,158	$ 29,640
Materials	16,922	8,760
Insurance Expense	9,512	762
Equipment Rental	1,096	3,238
Freight and Shipping Costs	21	-
Other Direct Costs	-	7,500
Total Direct Materials	106,709	49,900
Direct Labor		
Contractors	-	20,895
Consultants	11,220	-
Professional Fees	-	8,510
Payroll Expenses	168,665	55,563
Payroll Taxes	14,364	4,405
Worker's Compensation	1,600	528
R&D Labor	200	-
Lodging	8	572
Meals	36	40
Transportation	683	169
Travel - Other	60	182
Total Direct Labor	196,835	90,864
Total Cost of Sales	$ 303,544	$ 140,764


bluShift Aerospace, Inc.

Schedules of Selling, General, and Administrative Expenses

For the years ended December 31, 2020 and 2019


Sales and General and Administrative Expenses		2020		2019
Advertising	$	9,455	$	-
Bank Service Charges		74		34
CC Late Fees		407		78
Computer and Internet Expenses		2,157		-
Continuing Education		295		200
Dues and Subscriptions		50		-
Fraud		561		-
Fraud Expenses		85		-
Internet		144		238
Legal Fees		1,082		-
Lodging		-		795
Meals		-		65
Meals and Entertainment		31		-
Office Supplies		2,676		622
Rent Expense		16,726		10,230
Social Media		-		3,505
Software		4,299		3,686
Telephone Expense		-		30
Transportation		-		2,945
Travel – Other		-		28
Travel Expense - Other		4,432		-
Utilities		457		-
Website		-		624
Total Sales and General and Administrative Expenses	$	**42,931**	$	**23,080**